GRUPO INDUSTRIAL SALTILLO

For Immediate Release

Grupo Industrial Saltillo Reports First Quarter 2006 Results

Saltillo, Mexico, April 26, 2006 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three-month period ended March 31, 2006[1].

FIRST QUARTER 2006 FINANCIAL HIGHLIGHTS[1]

- Consolidated revenues rose 9% to Ps.2,501 million. In dollar terms, revenues rose 19% year-over-year to US$236 million
- Operating income increased 71% to Ps.68 million, with margin up to 3% from 2% in 1Q05. Operating income in dollar terms rose to US$6 million from US$3 million in 1Q05
- Consolidated EBITDA rose 10% to Ps.256 million. EBITDA margin remained flat YoY at 10%. In dollar terms, EBITDA was US$24 million, up from US$20 million in 1Q05
- The company posted a net majority loss of Ps.2 million (US$0.2 million), or a loss per ordinary share of Ps.0.01 (US$0.0 per ADS). This compares with a net majority loss of Ps.9 million (US$0.8 million) for 1Q05, or a loss per ordinary share of Ps 0.03 (US$0.02 per ADS).

First Quarter 2006 Earnings Conference Call
(Please note that the conference call will be held in Spanish)

Date:	Thursday, April 27, 2006
Time:	12:00 PM US EST – 11:00 AM Mexico time
Dial Information:	(800) 344-1005 (US); (706) 634-1333 (International)
Passcode:	7902385
Tape Playback:	Starting Friday, April 27, 2006, at 2:00 PM US EST, ending at midnight EST on Thursday, May 4, 2006. Dial-in Number: (800) 642-1687 (US), (706) 645-9291 (International). Confirmation Code: 7902385.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of March 31, 2006. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

Revenues

Table 1: Total Sales

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Revenues (Million Pesos)	2,501	2,575	2,292	9%	(3%)
Metal and Automotive	*1,209*	*1,096*	*1,136*	*6%*	*10%*
Building Materials	*1,008*	*1,195*	*890*	*13%*	*(16%)*
Housewares	*284*	*285*	*267*	*6%*	*0%*
Domestic Sales	1,090	1,294	963	13%	(16%)
Exports	1,411	1,281	1,330	6%	10%
Revenues (Million Dollars)	236	237	197	19%	0%
Metal and Automotive	*114*	*101*	*98*	*17%*	*13%*
Building Materials	*95*	*110*	*77*	*24%*	*(13%)*
Housewares	*27*	*26*	*23*	*16%*	*2%*
Volume					
Metal and Automotive				*23%*	*15%*
Building Materials				*16%*	*(16%)*
Housewares				*7%*	*(3%)*

Revenues for 1Q06 rose 9% to Ps. 2,501 million, with increases of 13% at Building Materials, 6% at Automotive, and 6% at Housewares. Sales volumes showed a strong recovery YoY, with increases across most businesses driven by economic growth, the success of the company's commercial strategy, and ongoing negotiation of commodity and energy surcharges at the gasoline and diesel iron foundry. To a lesser extent, revenues were negatively impacted by the 5% appreciation of the Mexican Peso against the US dollar, as 56% of total sales are tied to the US dollar. Revenues for the quarter measured in dollar terms rose 19% YoY.

Exports for the quarter rose 6%, mainly reflecting higher exports of iron blocks and heads for the diesel and gasoline automotive units, while ceramic tiles exports declined, impacted by weak housing starts in the US. Aluminum engine exports declined principally as a result of high inventories in the Australian market and a slow start up for the Four Cylinder Head production line. Domestic sales rose 13%, mainly as a result of higher sales at the Building Materials business.

Outlook

For FY06, management expects YoY sales growth to be driven by incremental volumes at the Iron Foundry, principally by higher sales volumes to Toyota, GM, Chrysler, and Caterpillar, and continued implementation of commodity and energy surcharges and price increases. Strong volume growth at the Ductile Iron Auto Parts business, mainly a result of the ramping up of new castings, is also expected to drive sales growth. Sales are anticipated to benefit from a gradual volume recovery at the aluminum business during the second half of the year. Management also anticipates continued growth at Building Materials, resulting from higher domestic demand across its two businesses and the ramping up of the new porcelain ceramic plant, and incremental exports of ceramic tiles.

Operating Income

Table 2: Operating Income and EBITDA

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	68	199	40	*71%*	(66%)
Margin	*3%*	*8%*	*2%*		
Million Dollars	6	18	3	*88%*	(65%)
EBITDA					
Million Pesos	256	372	232	*10%*	(31%)
Margin	*10%*	*14%*	*10%*		
Million Dollars	24	34	20	*21%*	(29%)

Operating income for the quarter rose 71% to Ps.68 million from Ps.40 million in 1Q05. Operating margin increased to 3% from 2% in the year-ago period.

This YoY improvement was principally the result of a strong recovery at the Building Materials Division, which more than offset the decline in operating income at the Automotive Division.

EBITDA for 1Q06 Increased 10% YoY to Ps. 256 million, with EBITDA margin flat at 10% during the period.

Outlook

For FY06, management expects consolidated operating income to improve, mainly due to procedures implemented to reduce cost overruns and production inefficiencies at the Automotive Division, higher sales, better cost absorption from the ramping up of new production plants, and the positive impact expected from the continued negotiation of commodity and energy surcharges. Higher capacity utilization at the Ceramic and Water Heaters businesses are also expected to contribute to the improvement in operating income.

Comprehensive Financial Cost (CFC)

Table 3: Comprehensive Financial Cost

	1Q06	4Q05	1Q05
CFC	65	0	39
Financial Expenses	69	65	46
Financial Income	(21)	(24)	(27)
Foreign Exchange Fluctuation	18	2	3
Derivatives	24	(19)	24
Monetary Loss	(26)	(24)	(7)

CFC for the quarter was a loss of Ps.65 million, compared with a loss of Ps. 39 million for the same period last year. This resulted mainly from higher financial expenses, foreign exchange fluctuation and a non-cash loss from the mark-to market of cross currency swap agreements. CFC also reflects financial income from non-cash monetary gains_According to Bulletin C-10 issued in 2003 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap

contract price at the end of each reporting period. As a result, for 1Q06 the Company charged shareholder's equity with Ps.84 million and deferred liabilities with Ps.36 million. Both of these figures represent non-cash items.

Total debt at March 31, 2006 was Ps.3,359 million (US$307 million), of which 71% is long-term.

Other Income or Expenses

During the quarter the Company recorded a Ps.2.1 million extraordinary charge, principally due to fees and expenses incurred in connection with the divestiture of the Bathroom Fixtures business.

Majority Net Income

The company posted a net majority loss of Ps.2 million (US$0.2 million), or a loss per ordinary share of Ps.0.01 (US$0.0 per ADS). This compares with a net majority loss of Ps.9 million (US$0.8 million) for 1Q05, or a loss per ordinary share of Ps 0.03 (US$0.02 per ADS).

Capital Expenditures

During the quarter, the Company made capital investments totaling US$25 million. Of these, US$20 million were invested in the new iron foundry to supply pieces to Caterpillar, and US$4 million in the aluminum business.

METAL AND AUTOMOTIVE

For 1Q06, Metal and Automotive revenues represented 48% of the Company's consolidated net sales. Revenues in Mexican Pesos were negatively impacted by the 5% appreciation of the Mexican Peso against the US dollar, as 100% of the revenues of this division are tied to the US dollar.

Revenues

Table 4: Sales - Metal and Automotive Division

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Sales (Million Pesos)	1,209	1,096	1,136	*6%*	*10%*
Sales (Million Dollars)	114	101	98	17%	13%
*Aluminum B & H (Gasoline)**	*44*	*39*	*42*	*5%*	*12%*
*Iron Engine B & H (Diesel)**	*31*	*28*	*26*	*22%*	*12%*
*Iron Engine B & H (Gasoline)**	*26*	*19*	*21*	*23%*	*35%*
*Iron Autoparts**	*13*	*13*	*8*	*58%*	*3%*
Volume					
Aluminum B & H (Gasoline)				(2%)	9%
Iron Engine B & H (Diesel)				13%	4%
Iron Engine B & H (Gasoline)				21%	35%
Iron Autoparts				*53%*	*1%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Revenues for 1Q06 rose 6% to Ps. 1,209 million, principally as a result of growth across all businesses. Revenues in US dollars for the same period rose 17%.

- Aluminum Blocks & Heads: Volume fell 2% YoY as a result of a temporary decline in exports resulting from lower demand due to customer's high inventories in the Australian market and the delay in the launch of the four cylinder head engine. Sales in US dollars were up 5% mainly due to an improved product mix.

- Diesel Iron Blocks & Heads: Volume rose 13% YoY as a result of incremental sales to Caterpillar. Revenues in US dollars, in turn, rose 22%, reflecting the negotiation of surcharges and the implementation of price increases.

- Gasoline Iron Blocks & Heads: The 21% YoY increase in volume was mainly due to additional sales to Toyota and GM, while sales in US dollars rose 23%, reflecting a better product mix and the benefits of commodity and energy surcharges.

- Iron Auto Parts: The ongoing ramping up of operations of the Irapuato plant resulted in a 53% YoY increase in volume. Revenues in US dollars rose 58%, reflecting the mainly higher-priced average product mix and to a lesser extent benefits of the energy surcharges.

Outlook

For FY06 management expects YoY sales growth to be driven by incremental volumes at the four businesses, and anticipates particularly strong growth at the three Iron Foundry businesses. The Company also expects to see the positive impact of the ongoing negotiations for commodity and energy surcharges, as well as price increases.

Operating Income, EBITDA and Margin

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	(36)	(51)	(5)	(599%)	29%
Margin	*(3%)*	*(5%)*	*0%*		
Million Dollars	(3)	(5)	0	N/A	27%
EBITDA					
Million Pesos	76	57	96	*(21%)*	34%
Margin	*6%*	*5%*	*8%*		
Million Dollars	7	5	8	*(14%)*	37%

During the quarter, the division posted a Ps.36 million operating loss, compared with a Ps.5 million operating loss in 1Q05. Operating margin fell to negative 3% from 0% in 1Q05. EBITDA for the quarter was Ps. 76 million, compared to Ps.96 million in 1Q05. EBITDA margin fell to 6% from 8% in 1Q05.

This operating loss is principally explained by:

- Lower sales volume at the aluminum business, thus reducing cost absorption.
- Ongoing cost overruns at the Diesel Iron Blocks and Heads, Auto Parts, and Aluminum businesses. All of the cost overruns were generated in connection with

the ramping up of new production lines, such as the four cylinder Heads at the Aluminum business as well as those being produced at the new Irapuato plant, and the launch of new castings for Caterpillar. Management continues to implement major corrective measures at these three businesses.

- Higher depreciation and other costs associated with the ramping up of the Irapuato plant, and the new V8 Cylinder Iron blocks production line, as well as the Four Cylinder Aluminum Head production line.

On a sequential basis, operating income improved by Ps.15 million, from a loss of Ps.51 million in 1Q05.

Measures Implemented to Resolve Cost Overruns

Management continues to address the cost overruns at these businesses in order to improve execution, quality, and customer service. This quarter the scrap index, a standard quality indicator for the industry, experienced a slight deterioration at the Diesel Iron Block and Heads business. This index improved in April reflecting productivity gains.

Outlook

For FY06 the Company expects a continued sequential recovery in operating income as a result of increased capacity utilization, price adjustments, as well as quality improvements and productivity gains at the Iron, Aluminum, and Auto Parts businesses.

BUILDING MATERIALS

For 1Q06, Building Materials revenues represented 40% of the Company's consolidated net sales.

Revenues

Table 6: Sales - Building Materials Division

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Sales (Million Pesos)	1,008	1,195	890	13%	(16%)
*Ceramic Tiles**	*554*	*635*	*500*	*11%*	*(13%)*
*Water Heaters**	*234*	*344*	*203*	*15%*	*(32%)*
*Bathroom Fixtures**	*169*	*184*	*133*	*27%*	*(8%)*
Volume					
Ceramic Tiles				*11%*	*(11%)*
Water Heaters				26%	*(34%)*
Bathroom Fixtures				25%	*(9%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 82% of total sales of this division.

Revenues for 1Q06 rose 13% YoY to Ps. 1,008 million, driven by growth across the three business units.

- Ceramic Tiles: both volume and sales rose 11% YoY, the combination of a 17% increase in domestic sales and a 20% decline in exports. Local growth was driven by a strong economic environment, while the decline in exports resulted from a drop in housing starts in the US.

- Water Heaters: volumes rose 26% with sales up 15% YoY, the result of a more aggressive commercial strategy and higher sales to the low-end market.

- Bathroom Fixtures: volumes were up 25% YoY, with sales up 27%. On January 30 the company agreed to sell this business. The transaction is expected to be closed during the first half of 2006.

Outlook

For FY06 management anticipates sales growth based on the formal start-up of the new porcelain tiles plant in April 2006, new product launches at the Water Heaters business, and a strong domestic economic environment.

Operating Income, EBITDA and Margins.

Table 7: Operating Income and EBITDA - Building Materials Division

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	80	237	27	194%	(66%)
Margin	*8%*	*20%*	*3%*		
Million Dollars	8	22	2	222%	(65%)
EBITDA					
Million Pesos	143	287	102	40%	(50%)
Margin	*14%*	*24%*	*11%*		
Million Dollars	13	26	9	53%	(49%)

Operating income for 1Q06 rose 194% YoY to Ps.80 million, with margin up to 8% from 3% in 1Q05. EBITDA rose 40% in the same period, with margin up to 14% from 11% in 1Q05.

The improvement in operating income resulted principally from:

- Better capacity utilization and higher cost absorption across all ceramic tile production plants.
- Higher capacity utilization at the Water Heaters business.
- Productivity gains at the Bathroom Fixtures business.

Outlook

For FY06 management expects a YoY recovery in operating income through higher capacity utilization at Ceramic Tiles and Water Heaters.

HOUSEWARES

For 1Q06, Housewares revenues represented 11% of the Company's consolidated net sales.

Revenues

Table 8: Sales - Housewares Division

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Sales (Million Pesos)	284	285	267	6%	0%
*Kitchenware Products**	*202*	*190*	*191*	*6%*	*6%*
*Tableware Products**	*78*	*90*	*74*	*5%*	*(13%)*
Volume					
Kitchenware Products				*10%*	*0%*
Tableware Products				*0%*	*(10%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Revenues for 1Q06 rose YoY by 6% to Ps. 284 million, with growth at both Tableware and Kitchenware.

- Kitchenware: volume increased 10% with sales up 6%, reflecting new product launches and a recovery in the wholesale channel through the implementation of various promotional activities.

- Tableware: volume remained flat YoY, with sales up 5%, reflecting a better product mix.

Outlook

For FY06, management expects YoY sales growth to be driven by the implementation of a more aggressive commercial strategy, including increased exports and access to new markets, increased outsourcing, introduction of new complementary product lines, as well as ongoing promotional campaigns in the domestic market.

Operating Income, EBITDA and Margins

Table 9: Operating Income and EBITDA - Housewares Division

	1Q06	4Q05	1Q05	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	25	13	18	37%	84%
Margin	*9%*	*5%*	*7%*		
Million Dollars	2	1	2	50%	89%
EBITDA					
Million Pesos	37	28	34	9%	34%
Margin	*13%*	*10%*	*13%*		
Million Dollars	3	3	3	20%	37%

During 1Q06 operating income rose 37% to Ps.25 million, with margin up to 9% from 7% in 1Q05. EBITDA for the quarter was up 9% to Ps.37 million, with EBITDA margin flat at 13%. The increase in operating income was principally due to higher sales.

Outlook

For FY06 management expects operating income to recover driven by increased sales, capacity utilization and productivity gains.

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$858 million for fiscal year 2005. The Metal and Automotive segment operates Castech, an aluminum foundry as well as the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone Group
Susan Borinelli
Tel.: 646-452-2333
E-mail: sborinelli@breakstone-group.com

Michael Fehle
Tel: 646-452-2336
E-mail: mfehle@breakstone-group.com

- FINANCIAL TABLES TO FOLLOW -

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of March 31, 2006)

	As of March 31,	
	2006	**2005**
ASSETS		
Current		
Cash and temporary investments	923	1,215
Trade receivables, net	2,246	1,990
Other receivables	285	222
Inventories	867	1,080
Other assets	55	322
Property, Plant and Equipment	**6,696**	**6,820**
Other Assets	**1,075**	**899**
TOTAL ASSETS	**12,146**	**12,547**
LIABILITIES		
Current		
Short term debt	152	251
Current portion of long term debt	987	46
Suppliers	1,302	1,172
Other liabilities (Income tax, EPS, and others)	546	732
Long term		
Long term debt	2,219	2,981
Deferred taxes	607	854
Long term sundry creditors	2	83
Stockholders' Equity	**6,331**	**6,428**
Total Liabilities and Stockholders' Equity	**12,146**	**12,547**

Financial Structure

	First Quarter	
	2006	**2005**
Net Debt	2,548	2,233
Cash Position	923	1,215
EBITDA/Interest Expense[1]	4x	6x
Debt to EBITDA[2]	3.29	2.64

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of March 31, 2006)

INCOME STATEMENT	Three-Month Period Ended March 31		
	2006	2005	% Change
Net Sales	**2,501**	**2,292**	**9%**
Metal Mechanical Division	1,209	1,136	6%
Building Materials Division	1,008	890	13%
Housewares Division	284	267	6%
Cost of Sales	2.123	1,941	9%
Operating expenses	310	311	(1%)
Operating Income	**68**	**40**	**71%**
Metal Mechanical Division	(36)	(5)	599%
Building Materials Division	80	27	194%
Housewares Division	25	18	37%
EBITDA	**256**	**232**	**10%**
Metal Mechanical Division	76	96	(21%)
Building Materials Division	143	102	40%
Housewares Division	37	34	9%
Comprehensive Financial Cost	**65**	**39**	
Financial expenses	69	46	
Financial income	(21)	(27)	
Foreign exchange fluctuation	18	3	
Derivatives	24	24	
Monetary gains	(26)	(7)	
Other Expenses, Net	2	(21)	
Income Tax	(4)	3	
Employees' profit sharing	5	5	
Net Income	**2**	**16**	**(89%)**
Minority Interest	4	24	(83%)
Net Income of Majority Interest	**(2)**	**(9)**	**(73%)**
Net Income per Share	(0.01)	(0.03)	(74%)
Net Income per ADS	(0.05)	(0.18)	(74%)
Operating cash flow per share	0.84	0.81	4%
Operating cash flow per ADS	5.04	4.86	4%
# of Shares Outstanding	304,072	286,152	

MARGINS	Three Month Period Ended March 31	
	2006	2005
Operating Margin	**3%**	**2%**
Metal Mechanical Division	*(3%)*	*0%*
Building Materials Division	*8%*	*3%*
Housewares Division	*9%*	*7%*
EBITDA Margin	**10%**	**10%**
Metal Mechanical Division	*6%*	*8%*
Building Materials Division	*14%*	*11%*
Housewares Division	*13%*	*13%*
Net Income Margin	**(0%)**	**(0%)**